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FILED VIA EDGAR

March 16, 2021

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re: Victory Portfolios

File No: 333-253069

Dear Mr. Cowan:

On behalf of Victory Portfolios (the "Registrant"), we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to the Registrant's Registration Statement on Form N-14 (File No.: 333-253069) filed on February 12, 2021 (the "N-14"). On or about March 16, 2021, the Registrant will file a Pre-Effective Amendment incorporating the responses to the Staff's comments, provided on March 1, 2021 and March 5, 2021, as described below.

Below we identify in bold the Staff's comments, and note in regular type our responses. Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14. We have attempted to restate accurately the Staff's comments, which the Staff provided on March 1, 2021 and March 5, 2021. Page references correspond to the PDF version of the N-14.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make the changes consistently throughout the document, as appropriate.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

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1)Page 2: As the meeting will be held telephonically, please confirm that the meeting will comply with all of the requirements for virtual meetings. The Staff refers you to the requirements from the guidance on virtual meetings: https://www.sec.gov/ocr/Staff-guidance-conducting-annual-meetings-light-covid-19- concerns?auHash=zrsDVFen7QmUL6Xou7EIHYov4Y6IfrRTjW3KPSVukQs .

Response: The Advisers' Inner Circle Fund, of which the Acquired Fund is a series portfolio, has confirmed to the Registrant that it will hold the meeting of the shareholders of the Acquired Fund in conformance with all applicable requirements. The Registrant also notes that the Notice of Meeting of Shareholders includes information that addresses all applicable requirements from the guidance on virtual meetings.

2)Page 6: Please change the terminology "same value" to "same aggregate net asset value."

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

3)Page 6: Please provide a "yes" or "no" answer to the question: "Are there any other significant differences in the management of the Acquired Fund and the Acquiring Fund?" Please also specify the differences.

Response: The Registrant confirms that there are no significant differences in the management of the Acquired Fund and the Acquiring Fund. The Registrant notes that under normal circumstances, the Acquiring Fund will invest at least 80% of its assets in equity securities of U.S. micro-capitalization companies, while under normal circumstances, the Acquired Fund invests at least 80% of its net assets in equity securities of micro-capitalization companies. Although the Acquired Fund does not have such a policy regarding U.S. companies, it has historically sought to invest in U.S. companies.

4)Page 6: If accurate, please add "and under the interim agreement" to the sentence: "Under the Acquiring Fund's investment advisory agreement, Victory Capital may retain the services of an investment subadviser provided certain conditions are met."

Response: The interim agreement does not expressly permit Victory Capital to retain a subadviser. The Registrant will revise the disclosure consistent with the Staff's comment.

5)Page 6: Please disclose whether the Acquiring Fund intends to use subadvisers after the Reorganization.

Response: The Registrant does not currently intend to recommend any changes to the Acquiring Fund's management in reliance upon the multi-manager order issued to

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Victory Capital, the Registrant, et al. Therefore, the Registrant believes no changes to the disclosure are necessary. The Registrant will, however, clarify the disclosure consistent with the Staff's comment.

6)Page 7: Please state that no redemption fee will apply with respect to shares exchanged in connection with Reorganization similar to the disclosure about sales load that follows.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

7)Page 7: Please provide an estimate of the direct costs associated with the Reorganization.

Response: The Registrant will revise the disclosure to include an estimate of the direct costs associated with the Reorganization.

8)Page 7, and globally as necessary: Please specify the extent to which portfolio assets of the Acquired Fund will be sold in connection with the Reorganization, and indicate that shareholders will incur the associated costs, providing an aggregate and per share cost including any capital gain impact, as applicable.

Response: The Registrant expects that no holdings will need to be sold as a result of the Reorganization. The Registrant will, however, clarify the disclosure consistent with the Staff's comment.

9)Pages 9 and 103: Please include hyperlinks to all documents incorporated by reference that are available on EDGAR.

Response: The Registrant will include hyperlinks to documents incorporated by reference that are available on EDGAR.

10)Page 9: Because the Acquiring Fund's prospectus is not being incorporated by reference, all information required by each item of Form N-14 as to the Acquired Funds must be reflected in the proxy/prospectus and SAI.

Response: The Registrant will incorporate by reference the SAI of the Acquiring Fund, which the Registrant expects to file on or about March 15, 2021.

11)Page 10: Please update the disclosure to remove references to the Public Reference Room.

Response: The Registrant will revise the disclosure to remove references to the Public Reference Room.

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12)Page 12: Please revise "value" to "net asset value."

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

13)Page 12: Please confirm the accuracy of the statement: "The number and value of Acquiring Fund shares the Acquired Fund shareholder will receive in the Reorganization will be equal to the number and value of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization."

Response: The Registrant confirms that the above-quoted statement is accurate. The Registrant notes, however, that it will clarify the disclosure to replace "value" with "net asset value."

14)Page 12: Please include a brief summary of the principal investment strategies and principal risks as this is required in the synopsis.

Response: The Registrant will include a brief summary of the principal investment strategies and principal risks.

15)Page 13: Please describe in greater detail the Acquired Fund's and Acquiring Fund's policies with respect to dividends and distributions.

Response: The Registrant will describe in greater detail the Acquired Fund's and Acquiring Fund's policies with respect to dividends and distributions.

16)Page 13: Please describe in greater detail the Acquired Fund's and Acquiring Fund's tax treatment of distributions.

Response: The Registrant will describe in greater detail the Acquired Fund's and Acquiring Fund's tax treatment of distributions.

17)Page 14: Please move the disclosure included under the heading "Fees and Expenses" to directly before the fee table or include narrative information as required by Item 3 of Form N-1A.

Response: The Registrant will revise the disclosure consistent with the Staff's comment and include narrative information as required by Item 3 of Form N-1A.

18)Page 13: Please summarize in greater detail the Acquired Fund's and Acquiring Fund's principal investment strategies and principal risks.

Response: The Registrant will summarize in greater detail the Acquired Fund's and Acquiring Fund's principal investment strategies and principal risks.

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19)Page 15: Please use multiple columns for the Acquired Fund, Acquiring Fund and Acquiring Fund Pro Forma tables.

Response: The Registrant will revise the formatting of the N-14 consistent with the Staff's comment.

20)Page 15: Since without the waiver/expense reimbursement total operating expense of the Acquiring Fund are significantly higher, please disclose earlier in the N-14 when disclosing that fees and expenses will increase after 2 years.

Response: The Registrant will disclose earlier in the N-14 that the operating expenses of the Acquiring Fund are higher than the operating expenses of the Acquired Fund, but that Victory Capital has agreed to cap total expenses at their current level for at least two years. The Registrant will disclose earlier in the N-14 that the Acquiring Fund's total expenses may increase after the conclusion of the two year period unless Victory extends its commitment to cap expenses.

21)Page 15: Please disclose whether the CDSC applies to shares received in the Reorganization if shareholders want to redeem their shares within 18 months after the Reorganization. Please also disclose of shareholders receive any credit for time as shareholders of the Acquired Fund.

Response: The Registrant will revise the disclosure to state that the CDSC will not apply to the shares received by shareholders in the Reorganization and only to shares purchased thereafter.

22)Page 15: Please state that the recoupment right will terminate upon the closing the Reorganization.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

23)Page 16: Please delete the phrase: "or by THB with respect to the Acquired Fund under the expense limitation agreement described in footnote 2 prior to the Acquired Fund's Reorganization into the Acquiring Fund."

Response: The Registrant will delete the above-quoted phrase consistent with the Staff's comment.

24)Page: 16, Comparison of Investment Objectives, Principal Investment Strategies and

Principal Risks: Please confirm that the disclosure in this section is consistent with Form N-1A for the Acquiring Fund or modify as applicable including the Staff's earlier comments.

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Response: The Registrant confirms that the disclosure in this section is consistent with Form N-1A for the Acquiring Fund and will reflect the Staff's earlier comments with respect to Form N-1A.

25)Page 19: Please clarify the disclosure to include a reference to the Statement of Additional Information ("SAI") included in the N-14 since the Acquiring Fund does not yet have an effective registration statement.

Response: The Registrant expects that the Acquiring Fund will have an effective registration as the time the N-14 becomes effective. The Registrant will revise the disclosure to incorporate by reference the SAI included in that registration statement.

26)Page 20: To the extent not already included, please include comparative discussion of the Acquiring Fund's and Acquired Fund's policies for buying and selling shares in the synopsis section of the N-14.

Response: The Registrant will include applicable information in the synopsis section of the N-14 consistent with the Staff's comment.

27)Page 21: The Staff believes that the provision of an opinion of counsel is a non- waivable condition. Please revise the disclosure.

Response: The Registrant will revise the disclosure to clarify that the delivery of an opinion of counsel is not waivable.

28)Page 23: Please confirm that the Board's considerations disclosure includes all materially adverse factors considered by the Board.

Response: The Advisors' Inner Circle Fund, of which the Acquired Fund is a series portfolio, has confirmed to the Registrant that all material factors considered by the Board have been disclosed.

29)Page 24: Please delete the first bullet point on page 24, which discusses the ability of Victory Capital to recoup amounts waived or reimbursed prior to the Reorganization.

Response: The Registrant will delete the disclosure consistent with the Staff's comment and the Board's considerations, as supplemented.

30)Page 24: Please confirm if the Reorganization implicates Section 15(f) of the 1940 Act. If so, please provide any disclosure the Board considered and include the Section 15(f) representations in the N-14.

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Response: The Registrant believes that the Reorganization may implicate Section 15(f) of the 1940 Act. While Victory Capital, the Acquiring Fund's investment adviser, was not asked to make any representations with respect to Section 15(f) to the Advisors' Inner Circle Fund, of which the Acquired Fund is a series portfolio, Victory Capital has confirmed to the Registrant that it will not take any action or fail to take any action that would have the effect, directly or indirectly, of causing the requirements of any of the provisions of Section 15(f) not to be met with respect to the Transaction. The Registrant will include this disclosure in the N-14.

31)Page 26: Please delete the sentence: "As further described below, following the Reorganization, THB may not recoup any waived advisory fees or reimbursed expenses of the Acquired Fund."

Response: The Registrant will delete the sentence consistent with the Staff's comment.

32)Page 27: In the first full paragraph, please delete the disclosure describing the recoupment of expenses waived by the Predecessor Adviser and Victory Capital's ability to recoup.

Response: The Registrant will delete the disclosure consistent with the Staff's comment.

33)Page 27: Please disclose that Victory Capital and the Acquiring Fund have no current intentions to employ a sub-adviser.

Response: The Registrant will revise the disclosure consistent with the Staff's comment.

34)Page 29: Please revise the disclosure to state that broker no-votes will not be counted for purposes of a quorum since only non-routine matters will be voted. See NYSE Rule 452.11.

Response: The Registrant will revise the disclosure consistent with the Staff's comment and NYSE Rule 452.11.

35)Page 29: Please update the Capitalization Table to be dated within 30 days of the date of filing.

Response: The Registrant will revise the Capitalization Table consistent with the Staff's comment.

36)Page 103: Please incorporate the Acquiring Fund's SAI into the body of the N-14 instead of referring to Appendix I.

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Response: The Registrant respectfully refers the Staff to its response to Comment 25 above.

37)Page 196: Please include the form of proxy card in any subsequent amendment to the N-14.

Response: The Registrant will include a form of proxy card in the amendment to the N- 14.

38)Please file a written consent of the Acquired Fund's auditors in a pre-effective amendment.

Response: The Registrant will file a written consent of the Acquired Fund's auditors in a pre-effective amendment to the N-14.

39)The Acquired Fund's website, at https://thbinc.com/strategies-mutual-fund/ ,    incorrectly states the investment return of the Institutional Class shares for the year 2016 as 3.04%. Please update the website disclosure to reflect the actual performance for this period as 33.04%.

Response: The Acquired Fund has updated its website to reflect the correct investment return.

40)Please add financial highlights to the N-14.

Response: The Acquired Fund will add financial highlights in a pre-effective amendment.

41)Page B-6 of the Statement of Additional Information discloses a non-fundamental restriction concerning investment in other investment companies. Please consider revising this non-fundamental policy to reflect the implications of Rule 12d1-4 under the 1940 Act.

Response: The Registrant will review this non-fundamental restriction and consider revising it, as appropriate, taking into consideration the implications of Rule 12d1-4 under the 1940 Act.

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Should you have any additional questions concerning the filing, please call me at (212) 839-8600.

Very truly yours,

/s/ Jay G. Baris Jay G. Baris

cc:Board of Trustees, Victory Portfolios

Christopher K. Dyer, Victory Capital Management Inc. Erin G. Wagner, Victory Capital Management Inc. Scott Stahorsky, Victory Capital Management Inc. Nathan Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP

Sean Graber, Morgan, Lewis & Bockius, LLP Brian London, Morgan, Lewis & Bockius, LLP Matthew M. Maher, SEI

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